UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)


                   Under the Securities Exchange Act of 1934

                             Neuberger Berman Inc.
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  641234 10 9
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                                (CUSIP Number)

                           Jeffrey A. Welikson, Esq.
                                   Secretary
                         Lehman Brothers Holdings Inc.
                          399 Park Avenue, 11th Floor
                              New York, NY 10022
                                (212) 526-0858

                                   Copy to:
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                             John G. Finley, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 21, 2003
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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CUSIP No.  641234 10 9                           Page     2        of       14
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Item 1.     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lehman Brothers Holdings Inc.
            13-3216325

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Item 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/ /

                                                                   (b)/ /
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Item 3.     SEC USE ONLY
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Item 4.     SOURCES OF FUNDS

            OO
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Item 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) / /
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Item 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
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 NUMBER OF SHARES    Item 7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY                            20,591
   OWNED BY        -----------------------------------------------------------
      EACH           Item 8.  SHARED VOTING POWER
   REPORTING
     PERSON                               9,537,011
      WITH         -----------------------------------------------------------

                     Item 9.  SOLE DISPOSITIVE POWER

                                          20,591
                   -----------------------------------------------------------

                     Item 10. SHARED DISPOSITIVE POWER

                                           0
                   -----------------------------------------------------------
Item 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        9,557,602
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Item 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /

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Item 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          13.65%
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Item 14.       TYPE OF REPORTING PERSON*

                                           HC/CO
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CUSIP No.  641234 10 9                           Page     3        of       14
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Item 1.     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lehman Brothers Inc.
            13-2518466

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Item 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/ /

                                                                   (b)/ /
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Item 3.     SEC USE ONLY
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Item 4.     SOURCES OF FUNDS

            WC/OO
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Item 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) / /
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Item 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
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 NUMBER OF SHARES    Item 7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY                            20,591
   OWNED BY        -----------------------------------------------------------
      EACH           Item 8.  SHARED VOTING POWER
   REPORTING
     PERSON                                 0
      WITH         -----------------------------------------------------------

                     Item 9.  SOLE DISPOSITIVE POWER

                                          20,591
                   -----------------------------------------------------------

                     Item 10. SHARED DISPOSITIVE POWER

                                           0
                   -----------------------------------------------------------
Item 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        20,591
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Item 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /

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Item 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          0.03%
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Item 14.       TYPE OF REPORTING PERSON*

                                           HC/CO
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

Item 1.    Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Neuberger Common Stock"), of Neuberger Berman Inc., a Delaware corporation ("Neuberger"). Neuberger's principal executive offices are at 605 Third Avenue, New York, NY 10158.

Item 2.    Identity and Background.

     This statement is filed on behalf of the following Reporting Persons:

           Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings") 745 Seventh Avenue
           New York, NY 10019

     Holdings, through its subsidiaries is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the direct 100% parent of Lehman Brothers Inc.

           Lehman Brothers Inc., a Delaware corporation ("LBI")
           745 Seventh Avenue
           New York, NY 10019

     LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Holdings.

     The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of the Reporting Persons are set forth in Annex A hereto.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Annex B attached hereto and incorporated herein by reference, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     Holdings, Ruby Acquisition Company, a Delaware corporation and a direct wholly owned subsidiary of Holdings ("Merger Sub"), and Neuberger have entered into an Agreement and Plan of Merger, dated as of July 21, 2003 (the "Merger Agreement"), providing for the merger of Neuberger with and into Merger Sub (the "Merger"), with Merger Sub surviving the Merger as a wholly owned subsidiary of Holdings; provided that if Holdings makes a "reverse merger election" under the Merger Agreement, Merger Sub will be merged into Neuberger, with Neuberger surviving as a wholly owned subsidiary of Holdings. Pursuant to the Merger Agreement, each share of Neuberger Common Stock will be exchanged in the Merger for the right to receive $9.49 in cash and a fractional share of common stock, par value $0.10 per share, of Holdings, subject to determination as provided in the Merger Agreement. It is currently expected that the cash consideration paid by Holdings to the holders of Neuberger Common Stock pursuant to the Merger Agreement will be financed by Holdings through available working capital or other available sources of liquidity.

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CUSIP No.  641234 10 9                           Page     5        of       14
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     Concurrent with the execution and delivery of the Merger Agreement,
Holdings entered into a Voting Agreement, dated as of July 21, 2003 (the "Voting Agreement"), with those stockholders of Neuberger signatory thereto (the "Neuberger Stockholders"). Pursuant to the Voting Agreement, the
Neuberger Stockholders have agreed that until the termination of the Voting Agreement, the Neuberger Stockholders will vote or cause to be voted the shares of Neuberger Common Stock over which the Neuberger Stockholders have voting power in favor of the approval and adoption of the Merger Agreement and the Merger (as more fully described in Item 6).

     The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.

Item 4.    Purpose of Transaction.

     The Neuberger Stockholders agreed to enter into the Voting Agreement to induce Holdings, Merger Sub and Neuberger to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including without limitation the Merger.

     Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.    Interest in Securities of the Issuer.

     (a) and (b) As of July 21, 2003, the shares subject to the Voting Agreement consisted of 9,537,011 shares of Neuberger Common Stock (the "Voting Agreement Shares"), representing approximately 13.62% of the issued and outstanding shares of Neuberger Common Stock as of July 18, 2003, as represented by Neuberger in the Merger Agreement.

     By virtue of the Voting Agreement, Holdings may be deemed to share with the Neuberger Stockholders the power to vote or direct the voting of the Voting Agreement Shares. However, the Reporting Persons are not entitled to any rights as a stockholder of Neuberger as to the Voting Agreement Shares, and do not have any right to dispose or direct the disposition of the Voting Agreement Shares, except for the restrictions described in Item 6.

     In addition, in the ordinary course of its business, LBI owns directly 20,591 shares of Neuberger Common Stock, as to which it has sole voting and dispositive power (the "Owned Shares").

     Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Owned Shares actually owned by LBI.

     Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), each Reporting Person hereby states that this Schedule 13D shall not be deemed an admission that such Reporting Person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any equity securities of Neuberger (other than LBI with respect to the Owned Shares), and the Reporting Persons expressly disclaim beneficial ownership of the Voting Agreement Shares.

     To the knowledge of the Reporting Persons, no shares of Neuberger Common Stock are beneficially owned by any of the persons named in Annex A.

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CUSIP No.  641234 10 9                           Page     6        of       14
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     (c) Except as described in Annex C to this Schedule 13D, none of the
Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in Annex A, has effected any transaction in the Neuberger Common Stock during the past 60 days.

     (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Neuberger Stockholder has agreed that prior to the termination of the Voting Agreement, at any meeting of the stockholders of Neuberger, however called, in any action by written consent of the stockholders of Neuberger, or in any other circumstances upon which such Neuberger Stockholder's vote, consent or other approval is sought, such Neuberger Stockholder shall vote the Other Shares (as defined in the Voting Agreement) owned beneficially or of record by such Neuberger Stockholder: (a) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby; (b) against any action or agreement that the Reporting Person has provided such Neuberger Stockholder with advance written notice is or would be reasonably likely to result in any conditions to Neuberger's obligations under the Merger Agreement not being fulfilled or would result in or would reasonably be likely to result in a breach of any representation, warranty, covenant or agreement of Neuberger under the Merger Agreement; (c) against any Acquisition Proposal (as defined in the Merger Agreement); (d) against any amendments to the certificate of incorporation or by-laws of Neuberger; and (e) against any other action or agreement that is intended, or would reasonably be expected to, impede, interfere with, delay or postpone the Merger or the transactions contemplated thereby or change in any manner the voting rights of any class of stock of Neuberger.

     Each Neuberger Stockholder has also agreed that prior to the termination of the Voting Agreement, at any "Preliminary Vote" of the Neuberger Stockholders as defined in and pursuant to the terms of the Stockholders Agreement, dated as of August 2, 1999, by and among Neuberger and the Principals (as defined therein) and Family Affiliates (as defined therein) signatory thereto (the "Neuberger Stockholders Agreement"), such Neuberger Stockholder shall vote such Stockholder's Founder Shares (as defined in the Voting Agreement) in the same manner required by clauses (a), (b), (c), (d) and (e) of the preceding paragraph. Each Neuberger Stockholder has further agreed, jointly and severally with respect to such Neuberger Stockholder's Family Affiliates and/or Principal, as applicable, and severally and not jointly with respect to other Neuberger Stockholders, to vote such Neuberger Stockholder's Founder Shares at any full meeting of Neuberger's stockholders, in accordance with the results of the applicable Preliminary Vote in accordance with Article II of the Neuberger Stockholders Agreement.

     Furthermore, except as provided for in the Neuberger Stockholders Agreement, each Neuberger Stockholder, pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed, the Reporting Person and each of its designees, and each of them individually as such Neuberger Stockholder's proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Neuberger Stockholder, to vote the Other Shares or execute one or more written consents or approvals in respect of such Other Shares: (a) in favor of the Merger and the adoption of the Merger Agreement and the approval of its terms;
(b) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or any other obligation of Neuberger under the Merger Agreement; (c) against any Acquisition Proposal;
(d) against any amendment to the certificate of incorporation or by-laws of Neuberger; and (e) against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere

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CUSIP No.  641234 10 9                           Page     7        of       14
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with, delay or postpone the Merger or the transactions contemplated thereby or change in any manner the voting rights of any class of stock of Neuberger.

     In connection with any Preliminary Vote, each Neuberger Stockholder has irrevocably granted to and appointed, the Reporting Person and each of its designees, and each of them individually as such Neuberger Stockholder's proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Neuberger Stockholder, to vote the Founder Shares or execute one or more written consents or approvals in respect of Founder Shares in the same manner required by clauses (a), (b), (c), (d) and (e) of the preceding paragraph.

     Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Neuberger Stockholder has agreed that until the termination of the Voting Agreement, except as otherwise specifically contemplated by the Voting Agreement and except for the Neuberger Stockholders Agreement, such Neuberger Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any shares subject to the Voting Agreement into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to the shares subject to the Voting Agreement.

Item 7.     Material to be Filed as Exhibits.

EXHIBIT     DESCRIPTION
----------  ----------------------

    1 Agreement and Plan of Merger, dated as of July 21, 2003, among Holdings, Merger Sub and Neuberger (incorporated by reference to
            Exhibit 2.1 of Holdings' Current Report on Form 8-K filed
            July 22, 2003).

    2 Voting Agreement, dated as of July 21, 2003, by and among Holdings and the Neuberger Stockholders (incorporated by reference to Exhibit 2.2 of Holdings' Current Report on Form 8-K filed
            July 22, 2003).

    3       Joint Filing Agreement, dated July 31, 2003, among Holdings and LBI.

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CUSIP No.  641234 10 9                           Page     8        of       14
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                                   SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2003

                                   Lehman Brothers Holdings Inc.



                                   By:    /s/ Barrett S. DiPaolo
                                          --------------------------------
                                          Name:   Barrett S. DiPaolo
                                         Title:   Vice President



                                    Lehman Brothers Inc.



                                     By:    /s/ Barrett S. DiPaolo
                                            -------------------------------
                                            Name:  Barrett S. DiPaolo
                                           Title:  Senior Vice President

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CUSIP No.  641234 10 9                           Page     9        of       14
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                                 EXHIBIT INDEX

EXHIBIT          DESCRIPTION
--------------   ------------------------------------------------------------

    1 Agreement and Plan of Merger, dated as of July 21, 2003, among Holdings, Merger Sub and Neuberger (incorporated by reference to Exhibit 2.1 of Lehman Brothers Holdings Inc.'s Current Report on Form 8-K filed July 22, 2003).

    2 Voting Agreement, dated as of July 21, 2003, by and among Holdings and the Neuberger Stockholders (incorporated by reference to Exhibit 2.2 of Lehman Brothers Holdings Inc.'s Current Report on Form 8-K filed July 22, 2003).

    3 Joint Filing Agreement, dated July 31, 2003, among Holdings and LBI.

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CUSIP No.  641234 10 9                           Page     10        of       14
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                                    ANNEX A

  NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND
                            EXECUTIVE OFFICER OF
                           THE REPORTING PERSONS

     The name, business address and title with each of the Reporting Persons, and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth below. Except as indicated, each person's business address is c/o Lehman Brothers Holdings Inc., 745 Seventh Avenue, New York, NY 10019. Except as noted below, all are citizens of the United States of America.



                   LEHMAN BROTHERS HOLDINGS INC.
                       BOARD OF DIRECTORS

NAME                            TITLE/PRESENT PRINCIPAL OCCUPATION
-----
MICHAEL L. AINSLIE              Private Investor and Former President and Chief
                                Executive Officer of Sotheby's Holdings

JOHN F. AKERS                   Retired Chairman of International Business
                                Machines Corporation

ROGER S. BERLIND                Theatrical Producer

THOMAS H. CRUIKSHANK            Retired Chairman and Chief Executive Officer of
                                Halliburton Company

RICHARD S. FULD, JR.            Chairman and Chief Executive Officer

HENRY KAUFMAN                   President of Henry Kaufman & Company, Inc.

JOHN D. MACOMBER                Principal of JDM Investment Group

DINA MERRILL                    Director and Vice Chairman of RKO Pictures,
                                Inc. and Actress


                     LEHMAN BROTHERS HOLDINGS INC.
                          EXECUTIVE OFFICERS

NAME                            TITLE
-----                           -------
JONATHAN BEYMAN                 Chief of Operations and Technology

RICHARD S. FULD, JR.            Chairman and Chief Executive Officer

DAVID GOLDFARB                  Chief Financial Officer

JOSEPH M. GREGORY               Chief Operating Officer

BRADLEY H. JACK                 Chief Operating Officer

THOMAS A. RUSSO                 Chief Legal Officer

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CUSIP No.  641234 10 9                           Page     11       of       14
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                         LEHMAN BROTHERS INC.
                          BOARD OF DIRECTORS

NAME                            TITLE/PRESENT PRINCIPAL OCCUPATION
-----
HOWARD L. CLARK, JR.            Vice Chairman

THOMAS H. CRUIKSHANK            Retired Chairman and Chief Executive Officer of
                                Halliburton Company

FREDERICK FRANK                 Vice Chairman

RICHARD S. FULD, JR.            Chairman and Chief Executive Officer

HARVEY M. KRUEGER               Vice Chairman

SHERMAN R. LEWIS, JR.           Vice Chairman


                         LEHMAN BROTHERS INC.
                          EXECUTIVE OFFICERS

NAME                            TITLE
----                            -------

JONATHAN BEYMAN                 Chief of Operations and Technology

RICHARD S. FULD, JR.            Chairman and Chief Executive Officer

DAVID GOLDFARB                  Chief Financial Officer

JOSEPH M. GREGORY               Chief Operating Officer

BRADLEY H. JACK                 Chief Operating Officer

THOMAS A. RUSSO                 Chief Legal Officer and Vice Chairman

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CUSIP No.  641234 10 9                           Page     12       of       14
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                                    ANNEX B


     Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brothers Inc.'s Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

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CUSIP No.  641234 10 9                           Page     13       of       14
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                                    ANNEX C

The following describes transactions during the past 60 days by the Reporting Persons in Neuberger Common Stock. These transactions were all ordinary course broker-dealer activities engaged in by LBI consistent with its usual practices and unrelated to the transactions contemplated by the Merger Agreement and Voting Agreement. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.


  Number of              High/Low Buy                             High/Low Sell
   Buys      Buy Volume   Prices      Number of Sells  Sell Volume   Prices
------------ ----------   ------      ---------------  -----------   ------
   245        111,174   $41.43/$33.84      289         114,239     $41.96/$33.65

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CUSIP No.  641234 10 9                           Page     14       of       14
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                                                                     EXHIBIT 3
                                                                     ---------

                            JOINT FILING AGREEMENT
                            ----------------------

     By this Agreement, the undersigned agree that this Statement on Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of Neuberger Berman Inc., is being filed on behalf of each of us.

DATED:   July 31, 2003

                                  Lehman Brothers Holdings Inc.



                                  By:  /s/ Barrett S. DiPaolo
                                       -----------------------------------
                                       Name:   Barrett S. DiPaolo
                                      Title:   Vice President



                                  Lehman Brothers Inc.



                                  By:  /s/ Barrett S. DiPaolo
                                       ------------------------------------
                                         Name:   Barrett S. DiPaolo
                                        Title:   Senior Vice President